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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                   ------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    23302R107
                                   ----------
                                 (Cusip Number)

                                DECEMBER 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

CUSIP NO.         23302R107
                  -------------------------------------------------------------

1) Names of Reporting Person I.R.S. Identification Nos of Above Persons (entities only)
         COLLINS FAMILY TRUST
         ----------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group
         (a)
            -------------------------------------------------------------------
         (b)
            -------------------------------------------------------------------

3)       SEC Use Only
                     ----------------------------------------------------------

4)       Citizenship or Place of Organization:ARKANSAS
                                              --------

Number
Of                5)       Sole Voting Power 815,750
Shares                                       ----------------------------------
Beneficially
Owned by          6)       Shared Voting Power
Each                                         ----------------------------------
Reporting
Person                                       ----------------------------------
With
                                             ----------------------------------
                  7)       Sole Dispositive Power 815,750
                                                  -----------------------------

                           ----------------------------------------------------
                  8)       Shared Dispositive Power
                                                    ---------------------------

                  -------------------------------------------------------------



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9)       Aggregate Amount Beneficially Owned by Each Reporting Person 815,750
                                                                      -------

         --------------------------------------------------------------------

10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                         ------

         --------------------------------------------------------------------

11)      Percent of Class Represented by Amount in Row 9 15.5
                                                         ----------------------

12)      Type of Reporting Person OO
                                  ---------------------------------------------

ITEM 1(a)         DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.

ITEM 1(b)         19955 NE 38TH COURT, #601, AVENTURA, FLORIDA 33180

ITEM 2(a)         COLLINS FAMILY TRUST

ITEM 2(b)         19955 NE 38TH COURT, UNIT 601 AVENTURA, FLORIDA 33180

ITEM 2(c)         ARKANSAS

ITEM 2(d)         COMMON STOCK

ITEM 2(e)         THE CUSIP NUMBER IS 23302R107

ITEM 3            Not Applicable

ITEM 4            OWNERSHIP

                  a)       Amount Beneficially Owned: 815,750
                                                      -------
                  b)       Percent of Class:15.5
                                            ----
                  c)       Number of Shares as to which the person has:
                           i)       Sole power to vote or direct the vote:
                                                                        815,750
                                                                        -------
                           ii)      Shared power to vote or to direct the vote
                           iii)     Sole power to dispose or to direct the
                                    disposition of                      815,750
                                                                        -------
                           iv) Shared power to dispose or to direct the disposition of

ITEM 5            NOT APPLICABLE

ITEM 6 David A. Collins is the Trustee of the Collins Family Trust, with full voting power. In addition to his beneficial ownership of the Collins Family Trust shares, Mr. Collins owns 316,750 shares of DAC Technologies Group International, Inc. individually. Mr. Collins has also filed a separate Form 13(G).

ITEM 7            NOT APPLICABLE

ITEM 8            NOT APPLICABLE


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ITEM 9            NOT APPLICABLE

ITEM 10           CERTIFICATIONS

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            JULY 10, 2001
                  ---------------------------

Signature:        /s/ DAVID A. COLLINS
                  ---------------------------

Name/Title:       DAVID A. COLLINS, TRUSTEE
                  ---------------------------